FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number: 001-15232

SUEZ
(Translation of registrant’s name into English)

16, rue de la Ville l’Evêque
75008 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____             No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____             No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE August 29, 2007

16, rue de la Ville l’Evêque 75008 Paris France

SUEZ announces its intents to request
voluntary withdrawal of its ADRs from NYSE listing

The Board of Directors of SUEZ announced its intention to request voluntary withdrawal of its American Depositary Receipts (ADRs) from the New York Stock Exchange (NYSE), followed by a request for deregistration with the Securities and Exchange Commission (SEC).

The withdrawal of SUEZ ADRs from trading is expected to become effective in September 2007.

Nevertheless, SUEZ intends to maintain a Level 1 ADR program to allow those investors who wish to continue to hold their ADRs.

The main reasons which led SUEZ to take this initiative are:

1.
SUEZ is listed on Euronext Paris. The NYSE trading volume of SUEZ shares (ADRs) has remained very low, approximately 1,5% of the total volume of SUEZ shares traded over the past 12 months. For liquidity reasons, the great majority of investors prefer to trade SUEZ shares in its main trading market. Furthermore, elimination of extra costs related in particular to application of the Sarbanes Oxley Act will generate savings and create shareholder value.

2.	The merger of NYSE and Euronext will facilitate direct investments by US investors in the French market. Finally, the two accounting standards (USGAAP and IFRS) have begun to converge.

In any case, SUEZ had decided to ensure its compliance with the requirements of the Sarbanes-Oxley Act prior to its decision to request delisting. This compliance program is successfully completed. The Group confirms its commitment to maintain strict internal controls, a high level of financial information, and an open, direct dialogue with US investors. The Group’s financial information will continue to remain available in English on the SUEZ website (www.suez.com) and will continue to meet the highest standards of corporate governance, particularly with respect to the independence and international makeup of its directors.

Finally, SUEZ reaffirms its determination to continue to develop in North America where it generated some EUR 4.2 billion in revenues in 2006 and has 3,700 employees. This commitment is illustrated, among others, by recent investments and successes in the areas of LNG (Neptune, Massachusetts), wind energy (Ventus, Canada), and water supply system management (Indianapolis, Indiana).

SUEZ, an international industrial and services Group, designs sustainable and innovative solutions in the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone The Group employs 140,000 people worldwide and achieved revenues of EUR 44.3 billion in 2006, 89 % of which were generated in Europe and in North America.

Disclaimer
This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management's current views and assumptions and involve a number of risks and uncertainties that may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements. The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Important information
This press release does not constitute an offer to purchase, sell or exchange any securities of SUEZ, or a sollicitation for the purchase, sale or exchange of any securities of SUEZ. It does not constitute in particular an offer to purchase, sell or exchange securities in any juridiction (including the United States, Germany, Italy and Japan) where such an offer to purchase, sell or exchange would be unlawful prior to the registration or qualification under the laws of such juridiction. The distribution of this press release may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law and regulation, SUEZ disclaim any responsibility or liability for the violation of such restrictions by any person.

Press contacts:		Financial analyst contacts:
France:	+331 4006 6651 / 68		+331 4006 6489
+331 4006 1753
Belgium:	+32 2 510 76 70

This release is also available on the Internet: http://www.suez.com

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUEZ

Date: August 30, 2007	By:	/s/ Yves De Gaulle
		Name:	Yves De Gaulle
		Title:	General Secretary